Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-155177

ENERGEN CORPORATION

Final Term Sheet

August 2, 2011

Issuer:	Energen Corporation

Security:	4.625% Senior Notes due 2021

Format:	SEC Registered

Expected Ratings:*	Moody’s: Baa3 (stable outlook) S&P: BBB (stable outlook)

Size:	$400,000,000

Trade Date:	August 2, 2011

Settlement Date:	August 5, 2011

Maturity Date:	September 1, 2021

Interest Payment Dates:	March 1 and September 1, beginning March 1, 2012

Coupon (Interest Rate):	4.625%

Price to Public:	99.988%

Benchmark Treasury:	3.125% due May 15, 2021

Benchmark Treasury Price /Yield:	104-09 / 2.626%

Spread to Benchmark Treasury:	+ 200 basis points

Yield to Maturity:	4.626%

Redemption Provision:	At any time prior to June 1, 2021, Make Whole call as set forth in the preliminary prospectus supplement (Treasury rate plus 30 basis points). At any time on or after June 1, 2021, at 100% of the principal amount plus accrued interest to the redemption date as set forth in the preliminary prospectus supplement.

CUSIP / ISIN:	29265N AS7 / US29265NAS71

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC Morgan Keegan & Company, Inc.

Lead Manager:	Banco Bilbao Vizcaya Argentaria, S.A.

Co-Managers:

Mizuho Securities USA Inc.

SMBC Nikko Capital Markets, Ltd.

U.S. Bancorp Investments, Inc.

CIBC World Markets Corp.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

Synovus Securities, Inc.

TD Securities (USA) LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Merrill Lynch, Pierce, Fenner & Smith Incorporated or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com or calling or e-mailing Wells Fargo Securities, LLC at 1-800-326-5897 or cmClientsupport@wachovia.com.